Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 - DATE OF MATERIAL CHANGE

December 13, 2013

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued on December 13, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On December 13, 2013, Theratechnologies Inc. (the “Corporation”) announced that it reached an agreement with EMD Serono, Inc. (“EMD Serono”) to regain all rights under the current collaboration and licensing agreement entered into in October 2008, as amended on April 2012, (the “Collaboration and Licensing Agreement”) with EMD Serono, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

The Corporation also announced the appointment of Mrs. Lyne Fortin as Chief Commercial Officer and that it retained the services of Ventiv Commercial Services, LLC (“inVentiv Health”) to establish and manage its operations in the United States.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On December 13, 2013, the Corporation announced that it reached an agreement with EMD Serono to regain all rights under the Collaboration and Licensing Agreement with EMD Serono, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

Under the terms of the termination and transfer agreement entered into with EMD Serono on December 13, 2013 (the “Termination Agreement”), the Corporation agreed to pay an early termination fee of USD $20,000,000 (the “Early Termination Fee”) over a five-year period starting on the first anniversary of the closing date. The Corporation also agreed to pay EMD Serono an undisclosed increasing royalty (the “Royalties”) based on annual net sales. The Royalties will be paid until an undisclosed cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Corporation agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTA® until such time as the amount of USD $20,000,000 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to EGRIFTA® in the United States only to secure the payment of the Royalties.

The Termination Agreement provides that from and after the closing date, the Corporation will be responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct of the post-approval studies mandated by the U.S. Food and Drug Administration upon approval of EGRIFTA®.

The Termination Agreement contains provisions regarding the transfer of the regulatory files between the parties, a five (5) year non-compete undertaking by EMD Serono in favor of the Corporation and customary representations and warranties and indemnity provisions. In addition, the Transfer Agreement provides that in the event there occurs a change of control of the Corporation within eighteen (18) months after the closing date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future undisclosed Royalties. If such change of control occurs after eighteen (18) months after the closing date, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

In order to help the Corporation to commercialize EGRIFTA® in the United States, the Corporation hired Mrs. Lyne Fortin as Chief Commercial Officer. Mrs. Fortin is a pharmaceutical professional who holds a M.B.A., a B. Pharm and a Certificate in Chemistry. She has spent close to thirty (30) years working in various positions at Merck & Co. in Canada and in the United States.

The Corporation also retained the services of inVentiv Health to establish and manage its operations in the United States. The services provided by inVentiv Health will include sales force, marketing support, patient communications, regulatory compliance, reimbursement and market access. All decisions regarding the commercialization of EGRIFTA® will be made from the Corporation’s head office in Montreal, Canada.

The closing of the transaction is expected to occur during the Corporation’s second fiscal quarter of 2014. Until the closing date, the Collaboration and Licensing Agreement will continue to apply and measures will be implemented with EMD Serono to ensure a transition for patients, pharmacists, physicians and other stakeholders.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 - DATE OF REPORT

December 20, 2013.